U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

IDAHO GENERAL MINES, INC.

(Name of Small Business Issuer in its charter)

        State of Idaho

                    91-0232000         ______

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

416 River St.

P.O. Box 709

Wallace, Idaho

   83873-1154

(Address of principal executive offices)

    (Zip Code)

(Issuer's telephone number, including area code)

              (208) 752-1154

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:

Name of each exchange on which each class is

to be registered:

 N/A

N/A

Securities registered under Section 12(g) of the Act:

       Common Stock

           (Title of class)

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

History

In November of 1925 General Mines Corporation was formed as an Idaho corporation with authorization capitalization of 2,000,000 shares of common stock.  The Company was formed for the purpose of engaging in the business of acquiring, exploring and developing mineral properties, primarily those containing precious and associated base metals.  In 1928 the Company acquired 106 acres of patented claims in the Pine Creek area of the Coeur d’Alene Mining District of North Idaho and acquired the water rights the following year.  Pine Creek is located in the Silver Valley Mining District East of Coeur d’Alene, Idaho.

During the early 1930s, General Mines Corporation purchased and staked 21 additional mining claims surrounding the 106 acres of patented land.  From 1930-1950 the corporation explored the Pine Creek properties with over 200 feet of shaft and over 4,800 feet of tunnels, crosscuts, and drifts.

Drifting for 1,200 feet along the main structure revealed significant gold mineralization along its entire length.  In 1967 the underground mine workings were re-examined confirming significant mineralization.  The report concluded that a large tonnage potential existed but that gold prices considerably above the present level of $350 per ounce would be required.  Further exploration was not warranted unless the higher prices were in evidence.  Accordingly no further exploration has occurred and the property has been placed on a standby basis.  The property contains no proven or probable reserves.

In 1952 the Company conducted an offering of its common stock pursuant to a Regulation A exemption from registration under the Securities Act of 1933.

There was very little activity of General Mines Corporation from 1952 until 1966 when the business focus of the Company was broadened to include petroleum and in 1966 the name of the corporation was changed to Idaho General Petroleum and Mines Corporation.

In 1966, the corporation purchased a second mineral property of 6 silver-lead patented claims, collectively called the Chicago-London group.  This property is located 6 miles East of Murray, Idaho.  The assets consisted of a previous small producer of lead and zinc.  The mine consisted of approximately 2,500 feet of development.  There was no subsequent development of the property.  In 1967 the name of the corporation was changed to Idaho General Mines, Inc. and the capitalization was increased to 3,000,000 shares of common stock.  During the latter 1960s and early 1970s some limited exploration work was done on the Chicago-London group, but no proven or probable reserves were discovered.

During the 1970s Idaho General Mines, Inc. purchased various placer and lode claims in the Yukon, but decided not to pursue them and the properties were subsequently sold.  In the late 1970s Cominco did chemical testing in the West Silver Valley zinc district and in 1980, Cominco leased the Pine Creek properties from the Company.  Six unpatented claims acquired, increasing the Company’s property position to a total of 27 unpatented claims in the Pine Creek area.  In 1982 Cominco relinquished the leases to the Pine Creek properties.  Shortly after, approximately 2 acres of patented land was sold, leaving 103.87 acres in the Pine Creek area.

In 1985 the Articles of Incorporation were amended to increase the capital stock of the corporation from 3,000,000 to 25,000,000 shares of common stock.

The Company remained relatively inactive for the remainder of the 1980s and 1990s.  During the 1990s, all 27 of the unpatented claims in the Pine Creek area were abandoned to avoid the cost of assessment work.  In the latter 1990s, the corporation improved its liquidity by harvesting timber on its Pine Creek patented claims.

Due to increased prices for gold and silver and a more favorable climate for financing mineral exploration companies, in 2003 the Board of Directors decided to engage in mineral exploration.  It is the Company’s intention to engage in the business of acquiring, exploring, and developing mineral properties, primarily those containing silver and associated base and precious metals. (see ‘Plan of Operation”).

Environmental Matters

The Company’s two properties have been the subject of state and federal contacts concerning environmental matters.  Based upon contact with both state and federal regulators, the Company is not aware of any material liability for environmental matters relating to its properties.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

No Revenue and Minimal Assets

The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources.  As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues.  This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture or sell any property it may acquire.

Risks Inherent in the Mining Industry

Mineral exploration and development is highly speculative and capital intensive.  Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined.  The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties.  These risks include insufficient ore reserves; fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company.  The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.  Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past.  Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit.  Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Proposed Federal Legislation

The U.S. Congress is currently considering a proposed major revision of the General Mining Law, which governs the creation of mining claims and related activities on federal public lands in the United States.  Each of the Senate and the House of Representatives has passed a separate bill for mining law revision, and it is possible that a new law could be enacted.  The Company expects that when the new law is effective, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures.  It remains unclear to what extent any such new legislation may affect existing mining claims or operations.  The effect of any such revision of the General Mining Law on the Company’s operations in the United States cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs on properties located on federal lands, and such revision could also impair the Company’s ability to develop, in the future, any mineral prospects that are located on unpatented mining claims.

Fluctuations in the Market Price of Minerals

The profitability of mining operations is directly related to the market price of the metals being mined.  The market price of base and precious metals such as copper, gold and silver fluctuate widely and is affected by numerous factors beyond the control of any mining company.  These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors.  If the market price of the mineral commodity being explored and developed declines, the value of the Company’s projects could also drop dramatically, and the Company might not be able to recover its investment in those projects.  The determination to develop or construct a mine, to place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received.  Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly high and low prices in U.S. dollars per ounce for silver and gold and the high and low yearly average prices for copper in U.S. dollars per pound.

Year

Silver Price Per Ounce

Copper Price Per Pound

High

Low

High

Low

1996

$5.79

$4.67

$1.17

$0.91

1997

$6.39

$4.18

$1.14

$0.87

1998

$7.09

$4.80

$0.85

$0.65

1999

$5.71

$4.93

$0.83

$0.62

2000

$5.36

$4.61

$0.91

$0.75

2001

$4.80

$4.07

$0.82

$0.60

2002

$5.15

$4.30

$0.76

$0.65

Year

Gold Price Per Ounce

High

Low

1996

$415.80

$367.40

1997

$359.60

$283.00

1998

$313.15

$273.40

1999

$325.50

$252.80

2000

$312.70

$263.80

2001

$293.25

$255.95

2002

$326.40

$277.55

2003

$410.00

$329.45*

*to December 17, 2003

Environmental Risks

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price.  To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company.  Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Exploration Programs May Not Result in a Commercial Mining Operation

Mineral exploration and development involve significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  The Company does not have any properties on which it intends to conduct exploration. If the exploration programs on any properties which the Company may acquire do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our explored properties.

We May Not Have Sufficient Funds To Complete Further Exploration Programs

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means.  We do not know whether additional funding will be available for further exploration of our projects.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of properties we may acquire, and we could lose all of our interest in our properties.

We Would Need Additional Funds To Develop Any Mineral Deposits For Commercial Production

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production.  Substantial expenditures would be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  We do not know whether additional financing will be available at all or on acceptable terms.  If additional financing is not available, we may have to postpone the development of, or sell, the property.

Factors Beyond Our Control May Determine Whether Any Mineral Deposits We Discover Are Sufficiently Economic To Be Developed Into A Mine

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control.  These factors include market fluctuations for precious metals, the proximity and capacity of natural resource markets and processing equipment, and government regulations as to governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Our Resource Calculations Rely On Estimates That Cannot Be Confirmed Until The Ore Is Mined

In carrying on our mineral exploration activities, and making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the ore mineralization and corresponding ore grades on our properties.  Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only.  Any material changes in ore mineralization estimates and ore grades will affect the economic viability of the placing of a property into production and a property’s return on capital.

Properties May Be Subject To Uncertain Title

The ownership and validity, or title, of unpatented mining claims are often uncertain and may be contested.  A successful claim contesting our title to a property will cause us to lose our rights to mine that property.  This could result in our not being compensated for our prior expenditures relating to the property.

Mineral Exploration And Mining Activities Require Compliance With A Broad Range Of Law And Regulation Violation Of Which Can Be Costly

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, experts, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety.  In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied.  In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offense under such legislation.

Land Reclamation Requirements For Our Exploration Properties May Be Burdensome

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

We Face Industry Competition In The Acquisition Of Mining Properties And The Recruitment And Retention Of Qualified Personnel

We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some Of Our Directors And Officers May Have Conflicts Of Interest As A Result Of Their Involvement With Other Natural Resource Companies

Some of our directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Permitting

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part.  The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

Employees

The Company has no paid employees.  None of the Company’s executive officers are employed on a salaried basis by the Company.  Management services are provided on an “as-needed” basis without compensation. The Company relies upon the services of consultants to provide financial and geologic assistance.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential.  The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company.  In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company’s activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation.  It is possible that future changes in these laws or regulations could have a significant impact on the Company’s business, causing those activities to be economically reevaluated at that time.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to engage in the exploration, development and if warranted, the mining of properties containing silver, gold and associated precious and base metals.  The Company does not now have an interest in any properties on which it intends to conduct mineral exploration.  The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934.  After completion of this registration it is the Company’s intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board.  The Company believes that listing on the OTCBB will facilitate the Company’s efforts to obtain additional equity financing.

The Company has adequate financial resources to meet its financial obligations for the next 12 months. The Company intends to raise approximately $500,000 from a private placement of its common stock. The proceeds from the offering will be utilized to fund the Company’s search for properties with mineral exploration potential.

The Company does not anticipate a significant change in the number of employees during the next 12 months.  The Company intends to rely upon the use of outside consultants to provide services to the Company.  These plans could change depending upon the success of the Company’s contemplated private placement and the timing and nature of the acquisition of mineral exploration properties.

ITEM 3.

DESCRIPTION OF PROPERTY

The Chicago London Property

Location

The Chicago London property consists of eight patented mining claims covering 162.132 acres located north of the Murray – Thompson Falls highway 6.5 miles east of Murray, Idaho.  In the documents the property is also referred to as the Lower Paragraph area although other features, such as the Black Horse Mill Site and tailings pile which are commonly included in that reference, are not located on the Chicago London property.  The patented claim block, Mineral Survey No. 2130, is located in Sections 12 and 13, Township 49 North, Range 5 East of the Boise Meridian and Section 18, Township 49 North, Range 6 East of the Boise Meridian.  The Property is surrounded by Idaho Panhandle National Forest lands which are undeveloped except for the paved forest highway and remains of historic mining activities.  The property, which lies on both sides of Paragon Gulch, consists of steep partially forested hillsides with occasional rock outcrops and talus slopes.  An unmaintained forest road leaves the forest highway and traverses the property generally following the bottom of Paragon Gulch.  It is approximately 0.25 miles from the highway to the lower boundary of the Omaha claim. The Chicago London Property contains no known proven or probable mineral reserves.

History

Mining started in Paragraph Gulch in the mid 1890s.  The Chicago London group of claims was located in 1905 and patented in 1906.  It was operated by Paragraph Mining Company together with the Upper Paragon Mine located further up Paragon Gulch and was sometimes known as the Lower Paragon.  The Black Horse mine located in Paragon Gulch between the Upper Paragon and Chicago London group and the Black Horse Mill located at the confluence of Paragon and Prichard creeks below the Chicago London group were operated by two other separate companies in succession.  The period of intense activity was immediately preceding and during World War One.  During this period the price of zinc was very high because new supplies had to be developed to replace those from Germany which had provided much of the world’s supply before that period.  An examination of the Chicago London property done in 1916 by Umpleby and Jones describes essentially all the workings that are thought to exist today.  It appears that little was done after the early 1920s.  In 1919 the Paragon Mining Company purchased the property and equipment of Murray Hill Mining Company, successor the Black Horse Mining Company.  In 1932 all the equipment of Paragon Mining Company was sold to partially satisfy a judgment obtained by creditors.  About this time title to the Chicago London Property passed to Shoshone County which held it till 1951.  There have been attempts to promote the property since 1920 but, other than reopening old workings for access, no significant work is known to have been done on the property.  The shaft was backfilled in 2001 to eliminate a hazard.

Environmental Matters

During the fall of 2003 the Company retained W.C. Rust, Consulting Metallurgist to conduct a property environmental investigation of the Chicago London Property.  The investigation consisted of a review of deemed relevant documents and a visual site inspection.

The Chicago London property lies within the Coeur d’Alene Basin and as such is within the Expanded Bunker Hill Superfund Site.  The area is within Conceptual Site Model (CSM) Area 1, Prichard Creek Segment 03.  Maps of this Segment showing Source Areas and Sampling Locations show the Paragon Lower Millsite (Black Horse Mill) and associated tailings but do not identify the mine waste rock dumps on the property as source areas.

The investigation revealed no potential for adverse environmental effects other than the mine waste rocks.  These were identified only insofar as they contain metals with a potential for adverse environmental effects.  No evidence was observed that there had been any significant adverse environmental effects from the mine waste rock piles.

The Little Pine Creek Property

The Little Pine Creek Property consists of Government Lots 1, 2 and 4, totaling approximately 103.87 acres located just east of the city of Pinehurst, Idaho in the little Pine Creek Drainage.  It is located in Section 8, Township 48 North, Range 2 East of the Boise meridian.  The property is bordered on the north and east by the Page property of ASARCO Inc., on the north and west by private land and the city of Pinehurst and on the south of the United States Bureau of Land Management.  The property to the north, east and south is essentially undeveloped and managed for timber production.  The northwest corner of the property abuts the city of Pinehurst.  The property lies on the south hillside and creek bottom of Little Pine Creek.  The land consists of forested hillsides that have been recently logged and the creek bottom is covered with cottonwood trees and brush.  A private road runs from Pinehurst through the property on the north side of Little Pine Creek to a culvert creek crossing just east of the General mine waste dump.  From there it climbs the south hillside crossing over the mine dump and accessing the property to the west. The Little Pine Creek Property contains no known proven or probable mineral reserves.

History

The present Little Pine Creek Property was acquired by General Mines Corporation, a predecessor to Idaho General Mines, in 1928.  The purchase was subsequent to the purchase of adjacent unpatented mining claims and an associated 2,000 foot tunnel which had been driven from the property to access the claims.  In the period from 1928 and 1935 the tunnel was advanced to intersect a diabase phorphry dike and 1,200 feet of drifting along the dike was accomplished.  The property was inactive until 1942 when it was  leased by Federal Mining and Smelting Company.  From 1942 to 1945 they sank a 200 foot shaft in the dike and completed several hundred feet of drifting on the No. 4 level.  From 1945 to the present the property has been essentially inactive.  There is no record of  production from the property.

Environmental Matters

During the Fall of 2003 the Company retained W.C. Rust, Consulting Metallurgist to conduct a property environmental investigation of the Little Opine Creek Property.  The investigation consisted of a review of deemed relevant documents and a visual site inspection.

The Little Pine Creek Property lies within the original Bunker Hill Superfund Site.  The Bunker Hill RI/FS, Revised Task I Data Evaluation Report, Phase 1 Sampling, Document No. 15852-PDO98/1303, Prepared by Dames and Moore, November 2, 1988 gives the results of sampling the General Mine waste rock dump.  It was found to have elevated levels of arsenic.  There are hundreds of other documents concerning the original Bunker Hill Superfund Site RI/FS that were not reviewed although they may contain information concerning the property because discussions with personnel managing the site indicate that the arsenic content of the dump is the primary concern regarding the property.  The Idaho General Mine waste rock dump was not specifically identified as needing remediation in the Nonpopulated Areas Record of Decision.  However, personal communication was received from an Idaho Department of Environmental Quality staff member who is part of the ROD capping group that is responsible for planning the remaining work needed to complete the ROD.  The staff member said that the Idaho General Mine Dump was re-sampled in 2002.  The results confirmed the high levels of arsenic and there has been discussion within the group that remediation may be needed to protect recreational users from possible exposure to arsenic but no decisions have been made.  Remediation, if done, will probably be some form of capping with cleaner material.

The investigation revealed no potential for adverse environmental effects other than the General Mine Waste Dump and portal water discharge. The mine waste rock was identified only insofar as it contains metals with a potential for adverse environmental effects. The portal was identified because it may contain dissolved minerals.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting securities at November 30, 2003.

Title

Name and Address

Amount and Nature of

Percent

of Class

of Beneficial Owner

Beneficial Ownership

of Class

Common

Robert L. and Mary K. Russell

453,664

13.24%

P.O. Box 298

Kellogg, Idaho 83837

(b)  Security Ownership of Management

The following table sets forth certain information as of November 30, 2003 regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.

(1)

Title of Class

Name

Amount and Nature of

Percent

of Beneficial Owner

Beneficial Ownership

of Class

Common

Robert L. Russell

453,664

13.24

Common

John B. Benjamin

 43,000

  1.25

Common

Norman A. Radford

  5,000

0.146

Common

Gene W. Pierson

   6,000

0.175

Common

David R. Russell

10,000

0.291

Common

Richard Nanna

  1,000

Nil

Common

Total of all officers

518,664

15.14

and directors (6 individuals):

(1)

Based on 3,425,469 shares issued and outstanding at November 30, 2003.

(c)  Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided as of November 30, 2003 with respect to each executive officer and director of the Company:

Executive Officers and Directors

Name

Age

Office with the Company

Robert L. Russell

69

Director since 1967, President 1979 – 1980 and 1984 to present

John B. Benjamin

74

Director since 1974

Gene W. Pierson

66

Director since 2002

Norman A. Radford.

71

Director since 2002

David Russell

47

Director since 2002

Richard Nanna

50

Director since 2003

Glenn M. Dobbs

60

Director since 2003

Robert L. Russell, a Professional Engineer, has been a director of the Company since 1967 and President of the Company in 1979 to 1980 and since 1984.  Since September 1998, Mr. Russell has provided mining management consulting services through his consulting company, R.L. Russell Associates.  Mr. Russell has held positions with Exxon Minerals and Freeport McMoRan Copper and Gold, where he served as Vice President of Mining.  Mr. Russell acted as General Manager of Freeport’s Indonesian operations, which has become the largest gold mine in the world.  From 1995 to 1998 Mr. Russell was employed by Zambia Consolidated Copper Mines, most recently as General Manager of the Nchanga Division.  In that position Mr. Russell was responsible for all functions of two operating mines and several metallurgical facilities.  Under Mr. Russell, the Nchanga Division had 8,700 employees and produced 150,000 tons of copper and 3,500 tons (about 12% of the world’s supply) of cobalt per year.  Mr. Russell is a director of Mines Management, Inc. (OTCBB).

John B. Benjamin has been a director of the Company since 1974.  Mr. Benjamin has been retired since 1987.  Prior to that time, Mr. Benjamin was employed from 1987 to1989 by Dames & Moore, a Denver, Colorado based Engineering Company as a Field Sampling and Air/Water Monitoring Coordinator Assistant for The Bunker Hill Superfund Remedial Investigation and Feasibility Study.  Before joining Dames & Moore, Mr. Benjamin was employed by the Bunker Hill Company for approximately 27 years.

Gene W. Pierson, a Mining Engineer has been a Director of the Company since 2002. Mr. Pierson graduated from the University of Texas, El Paso with a Bachelor of Science degree.  Since 1999 Mr. Pierson has been a self-employed consultant for mining companies in mineral economics and management.  For the previous ten years, Mr. Pierson was employed by Hecla Mining Company (NYSE) as a senior Analyst performing research and analytical work with management, engineering, metallurgical, geology, accounting and financial staff.  Mr. Pierson is a member of the Society of Mining Engineers and the Mineral Economics & Management Society.

Norman A. Radford, a Mining Engineer, has been a Director of the Company since 2002.  Mr. Radford graduated from the University of Idaho with a Bachelor of Science degree.  For more than the past five years, Mr. Radford has been the manager of the Mineral Museum in Wallace, Idaho.  Prior to that time, from 1982 to 1985, Mr. Radford was employed by Coeur d’Alene Mines Corp. as a Consulting Geologist performing full time consulting to the Chairman of the Board.  From 1965 to 1982, Mr. Radford was employed by The Bunker Hill Co. as a Senior Mine Geologist.  Mr. Radford is a Registered Professional Geologist and a member of the American Institute of Mining Engineers.

Mr. Richard F. Nanna is Vice President Exploration for Apollo Gold Corporation.  He is responsible for managing all aspects of exploration and geology for the two major operating gold mines of the corporation as well as all exploration for new properties.  Apollo is currently producing about 200,000 ounces gold per year with objectives of growing substantially above this level.  Currently the Company is exploring the Black Fox mine near Timmins, Ontario that is now considered to be a significant discovery of new gold resources.  Mr. Nanna was Vice President of Exploration for Getchell Gold Mines in Nevada where he was responsible for discovering over 18 million ounces of gold.  This property is being further developed by Placer Dome Gold.  Mr. Nanna has explored for various companies throughout the Western United States.  He attended the University of Akron (1972 to 1978) where he received a BS and MS degree in geology.  He has been an instructor in undergraduate geological studies at that institution.  He is experienced in working with investment bankers as well as in the area of acquisition, valuation and sales of mineral properties for the various companies for which he has worked.

Mr. R. David Russell is currently the President & CEO/Director of the Canadian gold company Apollo Gold Corporation which is listed on the Toronto stock exchange under the symbol (APG:TSX) and American Stock Exchange under the symbol (AGT:AMEX).  Prior to Apollo Gold, Mr. Russell was the founder of Nevoro Gold that subsequently merged with Apollo Gold.  Mr. Russell was Vice President and Chief Operating Officer for Getchell Gold, a Nevada gold producer.  At Getchell, Mr. Russell oversaw the Getchell open pit as well as the development of two underground mechanized gold mines and a complex pressure oxidation mill for gold ore processing.  Prior to Getchell, Mr. Russell was General Manager U.S. operations for LAC Minerals and after their acquisition, Barrick Gold.  His responsibilities included operations at various mines in the western U.S. including the Bullfrog mine in Nevada; the Richmond Hill Mine located near Lead, South Dakota; the Ortiz Project near Santa Fe, New Mexico; and the Coliseum reclamation project in California.  Prior to LAC/Barrick, Mr. Russell was Manager Underground Mining for Independence Mining in Nevada, Project Manager for Hecla Mining in Idaho, Manager of the Lincoln Project in California for FMC/Meridian Gold / US Energy and Mine Manager for ASARCO in Idaho and Colorado.  Mr. Russell is a BS Mining Engineering graduate from Montana Tech.

Glenn Dobbs has broad experience in international finance, investment banking, natural resource financing and as a business development consultant.  Mr. Dobbs was the founder of the Alpha Commodities Fund in 1976, founder and Board Chairman of First American Bank in 1978, Dallas regional manager for Monex International, founder of the InterGold (Hedge) Fund in 1996, and a former member of the Washington State House of Representatives.  Mr. Dobbs has written and lectured extensively on precious metals sector investing, resource development and financing.  Mr. Dobbs is currently the President, Chairman and a Director of Mines Management, Inc.

Board Committees

The Company does not have an audit or nominating committee.  The entire board performs the functions of the Audit and Nominating Committees.

Robert L. Russell, John B. Benjamin, Gene W. Pierson, Norman A. Radford, David Russell, Richard Nanna and Glenn M. Dobbs, comprising the entire Board of Directors, performs the functions of the Audit Committee; recommends a firm of independent certified public accountants to audit the annual financial statements; discusses with the auditors and approves in advance the scope of the audit; reviews with the independent auditors their independence, the financial statements and their audit report; reviews management's administration of the system of internal accounting controls; and reviews the Company's procedures relating to business ethics.  The Company does not currently have a written audit committee charter.  Messrs Benjamin, Pierson, Radford, David Russell, Richard Nanna and Glenn M. Dobbs are deemed to be independent directors as that term is defined in Rule 4200(a)(14) of the NASD’s listing standards.

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor’s independence.

Code of Ethics

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers

ITEM 6.

EXECUTIVE COMPENSATION

Compensation.

Mr. Russell, the sole executive officer of the Company, is not compensated for serving in such position. Directors receive a stock grant of 5,000 shares of restricted common stock for each meeting attended. Directors receive no additional compensation except for reimbursement of out of pocket costs incurred

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant’s Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.

DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 25,000,000 shares of its $ 0.10 par value Common Stock.  At November 30, 2003, there were 3,457,469 shares issued and outstanding held by approximately 800 shareholders of record.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights.  Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting.  Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders.  Except for stock options which may be issued pursuant to the Company’s Stock Option Plan, there are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.  The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Stock Option Plan

The Board of Directors has adopted a Stock Option Plan. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Stock Option Plan is structured as so that both Incentive Stock Options qualified plan under the Internal Revenue Code and non qualified stock options may be issued.  The Plan is administered under the auspices of the Board of Directors.  It is intended, that to the extent possible, the exercise of Stock Options will be exempt from the operation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option).  Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant.  The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed 3,000,000 shares. Subsequent to November 30, 2003 an aggregate of 1,150,000 options were granted to directors and certain consultants.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company’s Common Stock is not publicly traded.

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.  The Company currently intends to retain any future earnings to finance its operations.

As of November 30, 2003 there 3,475,469 shares of common stock outstanding held of record by approximately 800 shareholders of record.

ITEM 2.

LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company’s principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

In November 2001 the Board of Directors authorized the issuance of an aggregate of 240,000 shares of Common Stock to eight individuals as consideration for past services rendered as directors, officers or service providers to the Company.  The stock grants were in lieu of any other consideration received by the individuals and were issued in 2002.  In 2002 the Company issued 45,000 shares of Common Stock to six individuals as consideration for service as officers of directors of the Company.

All of the above shares were issued pursuant to a Section 4(2) exemption from registration under the Securities Act of 1933.  Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

“The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.”

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Although the Company’s Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)

Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a “Proceeding”) because he is a director against liability incurred in the proceeding if:

(a)

(i)

He conducted himself in good faith; and

(ii)

He reasonably believed:

(A)

In the case of conduct in his official capacity, that his

conduct was in the best interest of the corporation, and

(B)

In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

(iii)

In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b)

He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2)

A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)

The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)

Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

(a)

In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

(b)

In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS

Idaho General Mines, Inc.

Balance Sheets

September 30, 2003 (unaudited) and December 31, 2002

ASSETS

(Unaudited)

September 30,

December 31,

2003

2002

Current assets:

Cash and cash equivalents

$

8,575

$

12,369

Marketable equity securities

129,600

128,066

Prepaid expense

           5,000

Total current assets

        143,175

         140,435

Mining claims and land

          81,451

           81,451

Total assets

$

        224,626

$

       221,886

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Account payable to related party

$

           1,078

Total current liabilities

             1,078

Contingencies

Stockholders’ equity:

Common stock, $0.10 par value; 25,000,000

shares authorized, 3,425,469 shares

 issued and outstanding

342,547

342,547

Additional paid-in capital

120,982

120,982

Accumulated deficit

(232,594)

(232,722)

Accumulated other comprehensive income

            (7,387)

           (8,921)

Total stockholders’ equity

         223,548

        221,886

Total liabilities and stockholders’ equity

$

      224,626

$

       221,886

Idaho General Mines, Inc.

Statements of Operations

For the nine-month periods ended September 30, 2003 and 2002 (unaudited)

2003

2002

Operating expenses:

General and administrative expense

$

4,329

$

6,219

Directors’ fees

            18,525

Total operating expenses

            4,329

           24,744

Other income:

Interest and dividend income

4,457

4,751

Realized loss on sale of marketable securities

             (178)

Total other income

             4,457

              4,573

Net income (loss)

$

            128

$

        (20,171)

Other comprehensive income (loss)

Unrealized gain (loss) on marketable securities

             1,534

$

         (2,132)

Comprehensive income (loss)

$

           1,662

$

        (22,303)

Net gain (loss) per common share

$

             Nil

$

          (0.01)

Weighted average common

shares outstanding-basic

     3,425,469

      3,359,880

Idaho General Mines, Inc.

Statements of Cash Flows

For the nine-month periods ended September 30, 2003 and 2002 (unaudited)

2003

2002

Cash flows from operating activities:

Net income (loss)

$

128

$

(20,171)

Adjustments to reconcile net income (loss) to net cash

used by operating activities:

Directors' fees paid by issuing common stock

18,525

Loss on marketable securities

178

Change in prepaid expense

(5,000)

Change in accounts payable

            1,078

             400

Net cash used by operating activities

           (3,794)

         (1,068)

Cash flows from investing activities:

Purchase of securities

(30,005)

Cash provided by sale of marketable equity securities

         55,000

Net cash provided by investing activities

         24,995

Net change in cash

          (3,794)

         23,927

Cash, beginning of period

        12,369

        46,212

Cash, end of period

$

         8,575

$

       70,139

Supplemental disclosures of cash flow information:

Non-cash investing activities:

Change in fair value adjustment for securities

held for sale

$

         1,534

$

        (2,132)

Idaho General Mines, Inc.

Notes to Financial Statements

1.

Basis of Presentation:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

2.

Nature of Business:

Idaho General Mines, Inc. (“the Company”) is an Idaho corporation originally incorporated as General Mines Corporation on November 23, 1925. In 1966 the Company amended its articles of incorporation to change its name to “Idaho General Petroleum and Mines Corporation,” and amended its articles again in 1967 changing its name to Idaho General Mines, Inc. The Company’s historic activities have principally consisted of the exploration for non-ferrous and, precious metals, in and around Shoshone County, Idaho. In recent years, however, the Company’s business has been confined to periodic timber sales from its mining property holdings and other general and administrative activities.

Report of Independent Certified Public Accountants

Board of Directors

Idaho General Mines, Inc.

We have audited the accompanying balance sheets of Idaho General Mines, Inc. (“the Company”) as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Idaho General Mines, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  DeCoria, Maichel & Teague P.S.

Spokane, Washington

October 24, 2003

IDAHO GENERAL MINES, INC.

TABLE OF CONTENTS

Page

Balance Sheets, December 31, 2002 and 2001

1

Statements of Operations for the years ended December 31, 2002 and 2001

2

Statements of Changes in Stockholders’ Equity

for the years ended December 31, 2002 and 2001

3

Statements of Cash Flows for the years ended December 31, 2002 and 2001

4

Notes to Financial Statements

5-10

Idaho General Mines, Inc.

Balance Sheets

December 31, 2002 and 2001

ASSETS

2002

2001

Current assets:

Cash and cash equivalents

$

12,369

$

46,212

Marketable equity securities

        128,066

        102,397

Total current assets

        140,435

        148,609

Mining claims and land

        81,451

         81,451

Total assets

$

       221,886

$

      230,060

STOCKHOLDERS’ EQUITY

Contingency (Note 7)

Stockholders’ equity:

Common stock, $0.10 par value; 25,000,000

shares authorized, 3,425,469 and 3,140,469

shares issued and outstanding

342,547

314,047

Additional paid-in capital

120,982

130,957

Accumulated deficit

(232,722)

(212,576)

Accumulated other comprehensive income

          (8,921)

          (2,368)

Total stockholders’ equity

        221,886

        230,060

Total liabilities and stockholders’ equity

$

       221,886

$

       230,060

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.

Statements of Operations

For the years ended December 31, 2002 and 2001

2002

2001

Operating expenses:

General and administrative expense

$

7,326

$

9,460

Directors' fees

18,525

Write-off of abandoned claims

          28,246

Total operating expenses

          25,851

           37,706

Other income:

Interest and dividend income

5,470

7,734

Realized gain (loss) on marketable securities

               235

               (50)

Total other income

            5,705

            7,684

Net loss

$

         20,146

$

         30,022

Other comprehensive income (loss)

Unrealized gain (loss) on marketable securities

           (6,553)

$

          3,622

Comprehensive income (loss)

$

       (26,699)

$

        (26,400)

Net loss per common share

$

        (0.01)

$

         (0.01)

Weighted average common

shares outstanding-basic

     3,304,852

    3,116,797

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.

Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2002 and 2001

Accumulated Other

Additional Paid

Comprehensive

Accumulated

Shares

Amount

in Capital

income (loss)

Deficit

Total

Balance, December 31, 2000

3,140,469

$

314,047

$

130,957

$

(5,990)

$

(182,554)

$

256,460

Unrealized gain on marketable

equity securities

3,622

3,622

Net loss

       (30,022)

         (30,022)

Balance, December 31, 2001

3,140,469

314,047

130,957

(2,368)

(212,576)

230,060

Issuance of common stock

for directors' fees

285,000

28,500

(9,975)

18,525

Unrealized gain on marketable

equity securities

(6,553)

(6,553)

Net loss

        (20,146)

        (20,146)

Balance, December 31, 2002

     3,425,469

$

       342,547

$

       120,982

$

         (8,921)

$

      (232,722)

$

       221,886

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.

Statements of Cash Flows

For the years ended December 31, 2002 and 2001

2002

2001

Cash flows from operating activities:

Net loss

$

(20,146)

$

(30,022)

Adjustments to reconcile net loss to net cash

used by operating activities:

Directors' fees paid by issuing common stock

18,525

Write-off of abandoned claims

28,246

Unrealized gain (loss) on marketable securities

             (235)

                50

Net cash used by operating activities

           (1,856)

         (1,726)

Cash flows from investing activities:

Purchase of securities

(136,897)

Cash provided by sale of marketable equity securities

        105,000

        15,000

Net cash provided (used) by investing activities

         (31,987)

         15,000

Net change in cash

         (33,843)

        13,274

Cash, beginning of year

          46,212

          32,938

Cash, end of year

$

         12,369

$

        46,212

Supplemental disclosures of cash flow information:

Non-cash investing activities:

Change in fair value adjustment for securities

held for sale

$

          (6,553)

$

          3,622

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.

Notes to Financial Statements

1.

Description of Business

Idaho General Mines, Inc. (“the Company”) is an Idaho corporation originally incorporated as General Mines Corporation on November 23, 1925. In 1966 the Company amended its articles of incorporation to change its name to “Idaho General Petroleum and Mines Corporation,” and amended its articles again in 1967 changing its name to Idaho General Mines, Inc. The Company’s historic activities have principally consisted of the exploration for non-ferrous and, precious metals, in and around Shoshone County, Idaho. In recent years, however, the Company’s business has been confined to periodic timber sales from its mining property holdings and other general and administrative activities.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2002 and 2001, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision, as it had no taxable income for the years then ended.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents and marketable securities approximated their fair values as of December 31, 2002 and 2001.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements, for all entities with complex capital structures. At December 31, 2002 and 2001, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Idaho General Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Cash Equivalents

Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents.  The Company deposits its cash and cash equivalents in high quality financial institutions.

Investments

Marketable equity securities are categorized as available-for-sale and carried at quoted market value. Investments in securities of privately held entities are quoted at their estimated fair value. Realized gains and losses on the sale of securities are recognized on a specific identification basis.  Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income, which includes net income (loss), and unrealized gains and losses on marketable equity securities classified as available-for-sale.

Mining Claims and Land

Cost of exploring, acquiring and developing mineral properties are capitalized by the project area.  Costs to maintain mineral rights and leases are expensed as incurred.  When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves.  Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment.  If a property is abandoned or sold, its capitalized costs are charged to operations.

Reclamation and Remediation

The Company’s operations have been and are subject to standards for mine reclamation that have been established by various governmental agencies. Environmental costs relating to properties put into production are estimated based primarily upon environmental and regulatory requirements, and are accrued and charged to expense over the expected economic life of the operation using the units-of-production method. The liability for reclamation is classified as current or long-term based on the expected timing of the expenditures.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable.  Such costs are based on management’s estimate of amounts expected to be incurred when the remediation work is performed.

Idaho General Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires companies to recognize stock-based expense based on the estimated fair value of employee stock options. Alternatively, SFAS No. 123 allows companies to retain the current approach set forth in APB Opinion 25, "Accounting for Stock Issued to Employees,” provided that expanded footnote disclosure is presented. The Company has not adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, but provides the pro forma disclosure required when appropriate.

New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Company believes that its adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 will have no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation is effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS No. 123 and currently believes that the adoption of SFAS No. 148 will not have a material impact on the Company's financial statements.

Idaho General Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded. The adoption of FIN 45 will not have a material effect on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact on the Company's results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The requirements of SFAS No. 150 become effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The Company has evaluated the impact of SFAS No. 150 to determine the effect it may have on its results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material affect on the Company's financial position or results of operations.

Idaho General Mines, Inc.

Notes to Financial Statements

3.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  The Company has not recorded an income tax provision for the years ended December 31, 2002 and 2001, as it had no taxable income. The Company has net operating loss carryforwards for income tax purposes at December 31, 2002 and 2001, of approximately $207,000 and $203,000, respectively, which will expire through 2022, and an associated deferred tax asset of approximately $82,800 and $81,200, respectively. The deferred tax assets have been fully reserved for as management believes it is more likely than not that the deferred tax assets will not be utilized.

4.

Investments

The Company accounts for its investments in equity securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reports its investments in available-for-sale securities at their fair value, with unrealized gains and losses excluded from income or loss and included in other comprehensive income or loss.  Marketable equity securities expected to be sold within one year are classified as current assets.  At December 31, 2002 and 2001 the Company's investments in marketable equity securities were as follows:

2002

2001

Market

Market

Value

Cost

Value

Cost

Classified as current assets:

Various publicly traded equities

$

    128,066

$

    136,987

$

    102,397

$

    104,765

At December 31, 2002 and 2001, unrealized losses in marketable equity securities were $8,921 and $2,368, respectively.

5.

Mining Claims

The Company’s mining claims and land consist of approximately 107 acres of fee simple land in the Pine Creek area of Shoshone County, Idaho and six patented mining claims known as the Chicago-London group, located near the town of Murray in Shoshone County, Idaho. The carrying value of these properties at December 31, 2002 and 2001 is as follows:

2002

2001

Pine Creek land

$

1,450

$

1,450

Chicago-London group

             80,001

           80,001

Total

$

           81,451

$

        81,451

Idaho General Mines, Inc.

Notes to Financial Statements

5.

Mining Claims Continued:

The Company reviews the carrying value of its assets whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value. During the year ended December 31, 2001, the Company abandoned 27 of its unpatented mining claims in the Pine Creek area and accordingly wrote off its investment of $28,246 in the claims.

6.

Related Party Transactions

The Company paid professional service fees of $4,824 and $3,819 during the years ended December 31, 2002 and 2001, respectively for legal and other fees to Michael Branstetter, the Company's legal counsel and also a secretary and director of the Company.

During the year ended December 31, 2002, the Company issued 285,000 shares of its unregistered common stock to five members of the Board of Directors for their services as such.  These stock awards were recorded as $18,525 of directors' fee expense, based upon the estimated value of the services rendered.

7.

Contingency

Environmental Matters

The Company owns and has owned mineral property interests on certain public and private lands in Shoshone County, Idaho (see Note 5). The Company’s mineral property holdings include lands contained in mining districts that have been designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the unforeseeable future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

8.

Stockholders’ Equity

Common Stock

The Company has one class of $0.10 par value common stock with 25,000,000 shares authorized for issue; and 3,425,469 and 3,140,469 shares issued and outstanding at December 31, 2002 and 2001, respectively.

PART III

ITEM 1.

INDEX TO EXHIBITS.

(1)

Underwriting agreement

     N/A

(2)

Plan of acquisition, reorganization arrangement, liquid, or succession. N/A

(3)

(i)(a)

Articles of Incorporation

(i)(b)

Articles of Amendment 12/20/1930

(i)(c)

Articles of Amendment 03/22/1967

(i)(d)

Articles of Amendment 05/07/1973

(i)(e)

Articles of Amendment 03/18/1985

(ii)(a)

Amended By Laws 1967

(ii)(b)

Resolution Amending By Laws 2003

(1)

Instruments defining the rights of holders, including indentures

Stock Option Plan

(5)

Opinion re: legality

     N/A

(6)

No exhibit required

     N/A

(7)

[Removed and reserved]

     N/A

(8)

Opinion re: tax matters

     N/A

(9)

Voting trust agreement

     N/A

(10)

Material contracts

     N/A

(11)

Statement re: computation of per share earnings

     N/A

(12)

No exhibit required

     N/A

(13)

Annual or quarterly reports, Form 10-Q

     N/A

(14)

[Removed and reserved]

     N/A

(15)

Letter on unaudited interim financial information

     N/A

(16)

Letter on change in certifying accountant

     N/A

(17)

Letter on director resignation

     N/A

(18)

Letter on change in accounting principles

     N/A

(19)

Reports furnished to security holders

     N/A

(20)

Other documents or statements to security holders

     N/A

(21)

Subsidiaries of the registrant

     N/A

(22)

Published report regarding matters submitted to vote

     N/A

(23)

Consent of experts and counsel

     N/A

(24)

Power of attorney

     N/A

(25)

Statement of eligibility of trustee

     N/A

(26)

Invitations for competitive bids

     N/A

(1)

Rule 13a-14(a)/15d-14(a) Certifications

     N/A

(2)

Section 1350 Certifications

     N/A

(99)

Additional Exhibits

     N/A

(i)

Code of Ethics

(ii)

Audit Committee Pre-approval Policies

ITEM 2.

DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 5th day of January, 2004.

IDAHO GENERAL MINES, INC.

       /s/ Robert L. Russell

By:

Robert L. Russell, President